ULTRAPETROL (BAHAMAS) LIMITED ANNOUNCES CONSUMMATION
                          OF $180 MILLION NOTE OFFERING

     Nassau, Bahamas, November 29, 2004 - Ultrapetrol (Bahamas) Limited ("Ultrapetrol" or the "Company"), announced today that it has received the net proceeds from the private placement of $180 million aggregate principal amount of its 9% First Preferred Ship Mortgage notes due 2014. The Company is gratified that its offering was well received by investors such that the aggregate principal amount of notes that it offered was increased to $180 million from its initial proposed offering of $150 million. The Company will use the net proceeds of the offering primarily to retire existing senior secured bank loans, to consummate its recent tender offer for, or otherwise redeem, $122.6 million outstanding principal amount of its 10 1/2% First Preferred Ship Mortgage notes due 2008, which were originally issued in 1998, and to expand the Company's oceangoing and river fleets. Company officials expressed that "we are very satisfied with the success of the new issue and with the amounts available for investment from this offering. We intend to grow the Company's ocean and river businesses in the years to come, as well as invest further into diversified shipping activities."

     About Ultrapetrol
     -----------------

     Ultrapetrol is a diversified ocean and river transportation company involved in the carriage of dry and liquid bulk cargoes. In its "Ocean Business," it owns and operates oceangoing vessels that transport petroleum products and dry cargo around the world. In its "River Business," it owns and operates river barges and push boats in the greater Hidrovia region of South America, a fertile agricultural region of navigable waters on the Parana and Paraguay Rivers, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. The Company's registered office is located at H & J Corporate Services Ltd., Shirlaw House, 87 Shirley Street, P.O. Box SS-19084, Nassau, Bahamas.

                                      # # #

The  information   contained  in  this  news  release,   other  than  historical
information,  consists  of  forward-looking  statements  within  the  meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. Although Ultrapetrol believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.